SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 17, 2014

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

SMITH & NEPHEW PLC

17 September 2014

Smith & Nephew plc (the "Company") announces that it received notification yesterday that options were granted on 16 September 2014 under the Smith & Nephew Sharesave Plan (2012) and the Smith & Nephew International Sharesave Plan (2012) to the following persons discharging managerial responsibility ("PDMRs"):

Name	Director/PDMR	Number of shares subject to option	Option Price
Rodrigo Bianchi (1)	PDMR	219	831p
Cyrille Petit (2)	PDMR	1,823	831p

Notes:

1) The option will ordinarily be exercisable between 1 November 2017 and 30 April 2018.

2) The option will ordinarily be exercisable between 1 November 2019 and 30 April 2020.

3) The transaction took place in London, UK.

4) This announcement is made in accordance with Disclosure & Transparency Rule 3.1.4 (1) (a).

Vickie Grady
Deputy Company Secretary
Smith & Nephew plc
Telephone: +44 (0)20 7401 7646

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: September 17, 2014

By: /s/ Susan Swabey
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Susan Swabey
Company Secretary